SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUER

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934








                              YADKIN VALLEY COMPANY
                              ---------------------
                 (Name of small business issuer in its charter)








     North Carolina                                         56-1249566
     --------------                                         ----------
(State or other jurisdiction of                         (I.R.S. Employer
 incorporation or organization)                           Identification No.)

     Post Office Box 1729
     Raleigh, North Carolina                                       27602
     -----------------------                                       -----
(Address of principal executive offices)                        (Zip Code)


                                 (919) 716-2266
                                 --------------
         Registrant's telephone number, including area code


       Securities to be registered pursuant to Section 12(b) of the Act:

 Title of each class                                     Name of each exchange on which
 to be so registered                                     each class is to be registered
         None                                                           N/A
         ----                                                           ---


       Securities to be registered pursuant to Section 12(g) of the Act:



                     Common stock, $1.00 par value per share
                     ---------------------------------------
                                (Title of class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


Item 1. Description of Business.

         Yadkin Valley Company (the "Registrant") was incorporated under the laws of North Carolina during 1979. Its primary activity is the ownership of all the outstanding capital stock, and serving as the parent holding company, of Yadkin Valley Life Insurance Company ("Yadkin Valley Life") which is incorporated under the laws of Arizona and is engaged in the business of reinsuring credit life insurance policies.

         Yadkin Valley Life's reinsurance activities currently are limited to assuming risks associated with policies up to a maximum risk of $25,000 on any one insured, issued only by Triangle Life Insurance Company, Raleigh, North Carolina ("Triangle Life"), and sold only in North Carolina by Southern Bank and Trust Company, Mount Olive, North Carolina ("Southern"), The Fidelity Bank, Fuquay-Varina, North Carolina ("Fidelity") and The Heritage Bank, Lucama, North Carolina ("Heritage"). Triangle Life is a wholly-owned subsidiary of First-Citizens Bank & Trust Company, Raleigh, North Carolina ("FCB"). Registrant is affiliated with Southern, Fidelity, Heritage and FCB through certain common control relationships. See "Item 7. Certain Relationships and Related Transactions." In consideration of its assumption of risk, Yadkin Valley Life receives a portion of the premium income on policies it reinsures, less the amount of claims paid.

         Registrant is not significantly affected by competition in that Yadkin Valley Life does not seek to reinsure policies issued by any insurer other than Triangle Life or sold by any other creditors, premium rates for credit life insurance sold in North Carolina are the prima facie rates promulgated by the North Carolina Department of Insurance, and regulation of the terms of credit life insurance policies results in the policies offered by various issuers being substantially the same. The volume of Yadkin Valley Life's business does vary from year to year based on the volume of loans originated by the banks that are eligible for credit life insurance and the amount of those loans on which the banks are able to write insurance, and, historically, Yadkin Valley Life's reinsurance business has not demonstrated any seasonality nor dependency on a few customers.


         In addition to its investment in its subsidiary, Yadkin Valley Life, a substantial amount of Registrant's assets are represented by investments it holds in equity securities of (i) First Citizens BancShares, Inc. ("BancShares," a bank holding company headquartered in Raleigh, North Carolina); (ii) First Citizens Bancorporation of South Carolina, Inc. ("Bancorporation," a bank holding company headquartered in Columbia, South
Carolina); and (iii)  Heritage.   See "Item 7. Certain Relationships and
Related Transactions."


         Yadkin Valley Life's revenues are derived primarily from premium income received in connection with the reinsurance of credit life insurance and income on its investments.

         Registrant and Yadkin Valley Life have three officers, none of whom are compensated for their services as such, and no other employees. See "
Item 5. Directors, Executive Officers, Promoters and Control Persons."

Item 2. Management's Discussion and Analysis or Plan of Operation.

         Results of Operations. Registrant's main source of operating funds has historically been from Yadkin Valley Life's operations. Revenue from Yadkin Valley Life's operations has decreased for the years reported, primarily as a result of decreased premium writings by the company from whom Yadkin Valley Life assumes business.

         The primary outflows of Registrant's operating funds are for claim payments and for commission payments. Incurred claims have increased for the years reported. While abnormal policyholder mortality experience represents the primary uncertainty of Yadkin Valley Life's operations, claim reserves have historically been adequate to absorb death claims. The decline in commission payments in 1997 versus 1996 is directly correlated to the decline in assumed premiums written.

         Registrant's consolidated financial statements for 1997 and 1996 reflect gains on the sale of equity securities. The gains are from the sales of a specific stock and are not expected to reoccur in the coming year. Excluding the gains on the sale of these equity securities, dividend and interest income equaled $49,038 in 1997 and $59,047 in 1996.

         Liquidity. Management views liquidity as a key financial objective. Management relies on the operations of Yadkin Valley Life as the principal source of liquidity. Further, limited borrowings have allowed Registrant to fund asset growth and maintain liquidity. A factor which could impact Registrant's financial position and liquidity are significant increases or decreases in the market values of the securities held in the investment portfolio.

         Management believes the liquidity of the Registrant to be adequate as evidenced by a ratio of assets to liabilities of 2.71 at December 31, 1997 and
2.64 at December 31, 1996. Investments in equity securities had a carrying value at December 31, 1997 and December 31, 1996 of $14,041,263 and $8,760,962
respectively. A substantial amount of these securities is readily marketable. During 1997, total assets grew 55% from $9,381,257 at December 31, 1996, to $14,525,458 at December 31, 1997, primarily due to unrealized gains on marketable equity securities. There were no other material changes in assets during 1997.

         During 1997, total liabilities increased from $3,554,140 at December 31, 1996, to $5,349,799 at December 31, 1997. The increase in deferred federal income taxes on the unrealized gains on investments increased $2,066,821, while total liabilities increased $1,796,659.

         Capital Resources. There are no material commitments for capital expenditures and none are anticipated. At December 31, 1997, Registrant had outstanding borrowings of $745,069 secured by 35,000 shares of common stock in First Citizens Bancorporation of South Carolina, Inc., with a fair market value of approximately $11,725,000. Any funds needed to satisfy loan repayments will be derived from dividends from Yadkin Valley Life and the sale of or repositioning of investments.

Item 3. Description of Property.

         Registrant and Yadkin Valley Life own no properties. Their offices are located at the offices of American Guaranty Insurance Company, Raleigh, North Carolina, which, like Triangle Life, is a wholly-owned subsidiary of FCB and which provides Registrant with certain managerial, administrative and operational services. See "Item 7. Certain Relationships and Related Transactions."

Item 4. Security Ownership of Certain Beneficial Owners and Management.

         As of April 15, 1998, the following persons were known to management of Registrant to own of record or beneficially more than 5% of Registrant's outstanding common stock (which is Registrant's only class of voting securities):


              Name and address                                  Amount and nature of              Percentage
             of beneficial owner                               beneficial ownership              of class (1)
             -------------------                               --------------------              ------------

         Peter M. Bristow
         P.O. Box 29
         Columbia, SC 29202                                                 15,367 (2)                8.35%

         Hope Holding Connell
         P.O. Box 29550
         Raleigh, NC 27601                                                  14,283 (3)                7.76%

        Frank B. Holding, Jr.
         P.O. Box 29549
         Smithfield, NC 27626                                               19,740 (4)              10.73%

       Lewis R. Holding
         P.O. Box 151
         Raleigh, NC 27602                                                  49,374 (5)             26.84%

---------------

(1) The percentage of class is based on the 183,958 shares issued and outstanding as of April 15, 1998.

(2) Includes an aggregate of 10,736 shares as to which Mr. Bristow exercises sole voting and investment power. Also includes an aggregate of 4,631 shares held by or in trust for his spouse and as to which he disclaims beneficial ownership..

(3) Includes an aggregate of 6,208 shares as to which Ms. Connell exercises sole voting and investment power and 101 shares as to which she exercises shared voting and investment power. Also includes an aggregate of 7,974 shares held by her husband individually or as custodian for their minor children and as to which she disclaims beneficial ownership.

(4) Includes an aggregate of 13,688 shares as to which Mr. Holding exercises sole voting and investment power and an aggregate of 1,948 shares as to which he exercises or may be deemed to exercise shared voting and investment power (including 1,048 shares held by First Citizens BancShares, Inc., and 799 shares held in various fiduciary capacities by the Trust Department of First-Citizens Bank & Trust Company, of which entities he is an executive officer and director, and which shares also are included in the shares listed as beneficially held by Lewis R. Holding). Also includes 4,098 shares held by his spouse and as to which he disclaims beneficial ownership.

(5) Includes 45,349 shares as to which Mr. Holding exercises sole voting and investment power and an aggregate of 2,841 shares as to which he exercises or may be deemed to exercise shared voting and investment power (including 1,048 shares held by First Citizens BancShares, Inc., 799 shares held in various fiduciary capacities by the Trust Department of First-Citizens Bank & Trust Company, and 994 shares held by the Robert P. Holding Foundation, of which entities he is an executive officer and/or director, and 1,847 of which shares also are included in the shares listed as beneficially held by Frank B. Holding, Jr.). Also includes an aggregate of 1,184 shares held by his spouse and adult children and as to which he disclaims beneficial ownership.

         As of April 15, 1998, Registrant's directors, and its directors and executive officers as a group, beneficially owned the following numbers of shares of Registrant's common stock:

                    Name and address                            Amount and nature of              Percentage
                  of beneficial owner                          beneficial ownership(1)            of class (2)
                  -------------------                          -----------------------            ------------

           Hope Holding Connell                                            14,283 (3)                 7.76%

           E. Thomas Lucas                                                    204                     0.11%

           David S. Perry                                                     335 (4)                 0.18%

           All directors and executive officers
             as a group (the 3 persons listed above)                       15,022 (5)                 8.16%


 ----------------

(1) Except as otherwise noted, all shares shown as beneficially owned are, to the best of management's knowledge, owned of record by the persons named and such persons exercise sole voting and investment power with respect to such shares.

(2) The percentage of class is based on the 183,958 shares issued and outstanding as of April 15, 1998.

(3) For a description of the nature of Ms. Connell's beneficial ownership of Registrant's common stock, see footnote (3) to the preceding table.

(4) Mr. Perry exercises shared voting and investment power with respect to all shares.

(5) Includes an aggregate of 436 shares as to which persons included in the group exercise shared voting and investment power and 7,974 shares as to which persons included in the group disclaim beneficial ownership.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

         Directors. Registrant's Bylaws provide that the number of Registrant's directors shall be set at three and that directors shall serve for one-year terms or until their respective successors have been duly elected and qualified. The following table sets forth information regarding Registrant's three current directors.

                           Position with             Year                   Principal occupation and
      Name and age           Registrant         first elected           business experience for past five years
      ------------           ----------         -------------           ---------------------------------------


Hope Holding Connell      Director                     1998             Senior Vice President,  First-Citizens Bank & Trust
              (35)                                                      Company, Raleigh, NC;  Director, Southern BancShares
                                                                        (N.C.), Inc. and Southern Bank and Trust Company,
                                                                        Mount Olive, NC

E. Thomas Lucas           Vice President,              1979             Retired;  Director and former President and Chief
              (69)        Secretary and Director                        Executive Officer, The Heritage Bank, Lucama, NC

David S. Perry            President, Treasurer         1988             President, American Guaranty Insurance Company,
              (53)        and Director                                  Raleigh, NC (property and casualty insurer);
                                                                        President, Triangle Life Insurance Company, Raleigh,
                                                                        NC (credit life and accident and health insurer)(1)


-----------------

(1) American Guaranty Insurance Company and Triangle Life Insurance Company are wholly-owned subsidiaries of First-Citizens Bank & Trust Company, Raleigh, North Carolina.

        Executive Officers. Registrant's two executive officers are David S. Perry, who has served as President and Treasurer since 1988, and E. Thomas Lucas, who has served as Vice President and Secretary since 1982. Certain information regarding the executive officers is included in their listings as directors in the preceding table. Neither Registrant nor Yadkin Valley Life has any other officers or employees, except Hope H. Connell, who has served as Treasurer of Yadkin Valley Life since 1998.

Item 6. Executive Compensation.

         Registrant's executive officers and directors receive no salaries, fees or other benefits from Registrant for their services. See "Item 7.
Certain Relationships and Related Transactions."

Item 7. Certain Relationships and Related Transactions.

         Registrant is party to an Administration Agreement (the "Agreement") with American Guaranty Insurance Company, Raleigh, North Carolina ("American Guaranty"), a wholly-owned subsidiary of FCB, which provides for American Guaranty to provide managerial, administrative and operational services necessary in carrying on the insurance holding company business of Registrant, subject to the supervision and control of Registrant's Board of Directors. American Guaranty is compensated and reimbursed for services rendered and expenses incurred which are reasonable and properly attributable, directly or indirectly, to the management and conduct of Registrant's business affairs. The Agreement may be terminated by either Registrant or American Guaranty at any time upon written notice to the other. Aggregate fees paid by Registrant to American Guaranty pursuant to the Agreement during 1997 and 1996 were $16,107 and $15,261, respectively. Those fees did not exceed 5% of the consolidated gross revenues of either Registrant or American Guaranty. David S. Perry, who is President, Treasurer and a director of Registrant, also serves as President and a director of American Guaranty, and Frank B. Holding, Jr., a principal shareholder of Registrant, serves as Chairman of American Guaranty's Board. Additionally, Frank B. Holding, Jr., Lewis R. Holding and Hope Holding Connell, who are principal shareholders of Registrant, also are principal shareholders of FCB's parent holding company, BancShares, and Messrs. F. Holding, Jr. and L. Holding serve as directors and executive officers of FCB and BancShares.

         Registrant's reinsurance business consists solely of assuming risks, through Yadkin Valley Life, on credit life insurance policies issued by Triangle Life which is a wholly-owned subsidiary of FCB. Frank B. Holding, Jr., Lewis R. Holding and Hope Holding Connell, who are principal shareholders of Registrant, also are principal shareholders of FCB's parent holding company, BancShares, and Messrs. F. Holding, Jr. and L. Holding also serve as directors and executive officers of FCB and BancShares. Additionally, David
S. Perry, who is President, Treasurer and a director of Registrant, also serves as President and a director of Triangle Life, and Frank B. Holding, Jr. serves as Chairman of the Board of Triangle Life.

          Yadkin Valley Life has an arrangement with each of Southern, Fidelity and Heritage whereby each bank receives a commission on credit life insurance policies it sells to its loan customers which is issued by Triangle Life and reinsured by Yadkin Valley Life. Hope H. Connell, who is a director and principal shareholder of Registrant, also serves as a director of Southern and its parent holding company and is a principal shareholder of Heritage. Lewis R. Holding, a principal shareholder of Registrant, also is a principal shareholder of Southern's and Fidelity's respective parent holding company. E. Thomas Lucas, an executive officer and director of Registrant, also is a director of Heritage. The dollar amounts of commissions received by Southern, Fidelity and Heritage during 1997 and 1996 pursuant to this arrangement are reflected in the following table.


               Bank                                          1997                         1996
            ----------
            Southern                                       $46,796                      $58,267
            Fidelity                                        57,578                       65,834
            Heritage                                        19,526                       20,627


         A significant portion of Registrant's assets are represented by its investments in equity securities of BancShares, Bancorporation and Heritage. Registrant is affiliated with BancShares and Heritage as a result of the common control relationships described above. Additionally, Lewis R. Holding, who is a principal shareholder of Registrant, also is a principal shareholder of Bancorporation.

Item 8. Legal Proceedings.

         At March 31, 1998, Registrant was not a party to any legal proceeding that is expected to have a material effect on its financial condition or results of operations.

Item 9. Market for Common Equity and Related Stockholder Matters.

         There is not an active market for Registrant's common stock. However, the stock is traded over the counter and quotations for the stock are published in the National Quotation Bureau, LLC's "pink sheets" which lists three brokers as market makers for the stock.

         Based on information supplied by the National Quotation Bureau, LLC, the following table presents the high and low closing bid prices for Registrant's common stock for the periods indicated. These bid prices should not be taken as an indication of the existence of any established trading market.

   Year                  Quarterly period                              High bid                 Low bid
   ----                  ----------------                              --------                 -------
   1997                  Fourth Quarter                                  $17.50                  $17.00
                         Third Quarter                                    17.00                  16.50
                         Second Quarter                                   16.50                  16.50
                         First Quarter                                    16.50                  16.50

   1996                  Fourth Quarter                                   16.50                  13.00
                         Third Quarter                                    16.50                  16.00
                         Second Quarter                                   16.50                  16.00
                         First Quarter                                    16.00                  13.00


         The above quotations represent prices between dealers and do no include retail markup, markdown or commissions, and they do not represent actual transactions.

         Registrant has never paid cash dividends on its common stock and does not anticipate any change in its existing dividend policy or practice. Registrant is authorized to pay cash dividends as and when declared by its Board of Directors, provided that no such distribution results in its insolvency on a going concern or balance sheet basis.

         Historically, the Registrant has been funded primarily by dividends paid by Yadkin Valley Life. The amount of dividend payments by Yadkin Valley Life during any 12-month period, without prior approval by the Arizona Department of Insurance (the "Department"), is limited by statute to the lesser of 10% of its capital and surplus or its gain from operations for the previous fiscal year. Under that restriction, Yadkin Valley Life can not pay a cash dividend to Registrant without prior approval of the Department until October 1998.

         As of April 15, 1998, Registrant's outstanding common stock was held by an aggregate of approximately 937 shareholders of record.

Item 10. Recent Sales of Unregistered Securities.

         Not applicable.

Item 11. Description of Securities.

         Authorized Capital. Registrant's authorized capital stock consists of 500,000 shares of common stock, $1.00 par value per share, of which 183,958 shares were issued and outstanding as of April 15, 1998.

         Voting Rights. Each holder of Registrant's common stock is entitled to one vote per share held of record on all matters submitted to a vote of shareholders. Under North Carolina law, Registrant's shareholders have the right to vote cumulatively in the election of directors unless, on the record date for the determination of shareholders entitled to vote, Registrant has a class of securities registered under the Securities Exchange Act of 1934 (the "1934 Act"). Therefore, following registration of Registrant's common stock under the 1934 Act, Registrant's shareholders will not be entitled to vote cumulatively.

         The North Carolina Control Share Acquisition Act, in general, provides that shares of voting stock of a corporation (to which the Act applies) acquired in a "control share acquisition" ("Control Shares") will have no voting rights unless such rights are granted by resolution adopted by the holders of at least a majority of the outstanding shares of the corporation entitled to vote in the election of directors, excluding shares held by the person who has acquired or proposes to acquire the Control Shares and excluding shares held by any officer or director who is also an employee of the corporation. "Control Shares" are defined as shares of such a corporation acquired by any person which, when added to the shares already owned by such person, would entitle that person (except for the application of the Act) to voting power in the election of directors equal to or greater than (i) one-fifth of all voting power, (ii) one-third of all voting power, or (iii) a majority of all voting power. "Control share acquisition" means the acquisition by any person of beneficial ownership of Control Shares with certain exceptions, including an acquisition pursuant to certain agreements of merger or consolidation to which such corporation is a party, and purchases of shares directly from such a corporation. Among other exclusions, shares acquired before the corporation becomes subject to the Act are excluded by the Act from the definition of "Control Shares." The Act currently does not apply to Registrant, but it will become applicable in the future when the registration of Registrant's common stock under the 1934 Act becomes effective unless, before then, Registrant's Board of Directors adopts a bylaw provision which excludes Registrant's common stock from the provisions of the Act. Registrant's Board of Directors has not yet decided whether it will adopt such a bylaw provision.

         Registrant's Articles of Incorporation and Bylaws contain no"supermajority" voting requirements pertaining to any matter submitted to a vote of shareholders. Therefore, except as otherwise provided under North Carolina law, subject to the presence of a quorum at a meeting of Registrant's shareholders at which any matter is submitted for voting, such matter will be approved if the votes cast in favor of such matter exceed the votes cast against it. The North Carolina Shareholder Protection Act requires the affirmative vote of the holders of 95% of the outstanding shares of common stock (excluding shares owned by an "interested shareholder") of a corporation (to which the Act applies) to approve certain business combinations between the corporation and an entity which owns more than 10% of the voting shares of such corporation. The Act currently does not apply to Registrant, but it will become applicable in the future when the registration of
                                       8

Registrant's common stock under the 1934 Act becomes effective unless, within 90 days after such date, Registrant's Board of Directors adopts a bylaw provision which excludes Registrant's common stock from the provisions of the Act. The Board of Directors has not yet decided whether it will adopt such a bylaw provision.

         Dividends. Holders of Registrant's common stock are entitled to dividends when, as, and if declared by the Board of Directors out of funds legally available therefor, whether in cash or in stock. See "Item 9. Market for Common Equity and Related Stockholder Matters."

         Preemptive Rights. Holders of Registrant's common stock do not have any preemptive or preferential rights to purchase or subscribe for any additional shares of Registrant's common stock or any other securities that may be issued by Registrant from time to time.

         Assessment. The shares of Registrant's common stock currently outstanding are non-assessable.

         Liquidation Rights. In the event of liquidation, dissolution, or winding-up of the affairs of Registrant, whether voluntary or involuntary, the holders of Registrant's common stock would be entitled to share ratably in any assets or funds available for distribution to shareholders after the satisfaction of all liabilities, or after adequate provision is made therefor. The form of distribution would depend upon the nature of the liquidation and the assets of Registrant at that time.

         Miscellaneous. There are no redemption, conversion or sinking fund provisions relating to Registrant's common stock.

Item 12. Indemnification of Directors and Officers.

         The North Carolina Business Corporation Act (the "NCBCA") provides for the indemnification of directors and officers of corporations in the manner described below.

         Permissible Indemnification. The NCBCA allows a corporation, by charter, bylaw, contract or resolution, to indemnify or agree to indemnify its officers, directors, employees and agents and any person who is or was serving at the corporation's request as a director, officer, employee or agent of another entity or enterprise or as a trustee or administrator under an employee benefit plan, against liability and expenses, including reasonable attorneys' fees, in any proceeding (including without limitation a proceeding brought by or on behalf of the corporation itself) arising out of their status as such or their activities in any of the foregoing capacities as summarized herein. Any provision in a corporation's charter or bylaws or in a contract or resolution may include provisions for recovery from the corporation of reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein and may further include provisions establishing reasonable procedures for determining and enforcing such rights.

          The corporation may indemnify such person against expenses or liability incurred only where such person conducted himself or herself in good faith; reasonably believed (i) in the case of conduct in his or her official corporate capacity, that his or her conduct was in the corporation's best interests, and (ii) in all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and, in the case of a criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful; provided, however, that a corporation may not indemnify such person either in connection with a proceeding by or in the right of the corporation in which such person was adjudged liable to the corporation, or in connection with any other proceeding charging improper personal benefit to such person (whether or not involving action in an official capacity) in which such person was adjudged liable on the basis that personal benefit was improperly received.

         Mandatory Indemnification. Unless limited by the corporation's charter, the NCBCA requires a corporation to indemnify a director or officer of the corporation who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which such person was a party because he or she is or was a director or officer of the corporation against reasonable expenses incurred in connection with the proceeding.

         Advance for Expenses. Expenses incurred by a director, officer, employee or agent of the corporation in defending a proceeding may be paid by the corporation in advance of the final disposition of the proceeding as authorized by the board of directors in the specific case, or as authorized by the charter or bylaws or by any applicable resolution or contract, upon receipt of an undertaking by or on behalf of such person to repay amounts advanced unless it ultimately is determined that such person is entitled to be indemnified by the corporation against such expenses.

         Court-Ordered Indemnification. Unless otherwise provided in the corporation's charter, a director or officer of the corporation who is a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court deems necessary, may order indemnification if it determines either (i) that the director or officer is entitled to mandatory indemnification as described above, in which case the court also will order the corporation to pay the reasonable expenses incurred to obtain the court-ordered indemnification, or (ii) that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not such person met the requisite standard of conduct or was adjudged liable to the corporation in connection with a proceeding by or in the right of the corporation or on the basis that personal benefit was improperly received in connection with any other proceeding so charging (but if adjudged so liable, indemnification is limited to reasonable expenses incurred).

         Parties Entitled to Indemnification. The NCBCA defines "director" to include ex-directors and the estate or personal representative of a director. Unless its charter provides otherwise, a corporation may indemnify and advance expenses to an officer, employee or agent of the corporation to the same extent as to a director and also may indemnify and advance expenses to an officer, employee or agent who is not a director to the extent, consistent with public policy, as may be provided in its charter or bylaws, by general or specific action of its board of directors, or by contract.

         Indemnification by Registrant. Registrant's Bylaws provide for indemnification of its directors and officers to the fullest extent permitted by North Carolina law, and require its Board of Directors to take all actions necessary and appropriate to authorize such indemnification.

         Under North Carolina law, a corporation also may purchase insurance on behalf of any person who is or was a director or officer against any liability arising out of his status as such. Registrant currently does not maintain a directors' and officers' liability insurance policy.

Item 13.  Financial Statements.

         Registrant's consolidated balance sheets as of December 31, 1997 and 1996, and its consolidated statements of income, changes in shareholders' equity and cash flows, together with notes thereto and independent auditors' report thereon, are incorporated herein by reference from Exhibit 99 to this Registration Statement.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

         Not applicable.

Item 15.  Financial Statements and Exhibits.

(a)      The following financial statements are incorporated by reference in
         Item 13 of this Registration Statement:

                  Independent Auditors' Report

                  Consolidated Balance Sheets at December 31, 1997 and 1996

                  Consolidated Statements of Income
                  for the years ended December 31, 1997 and 1996

                  Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 1997 and 1996

                  Consolidated Statements of Cash Flows
                  for the years ended December 31, 1997 and 1996

                  Notes to Consolidated Financial Statements

(b)      The following exhibits are filed as part of this Registration
         Statement.


         Exhibit
         Number                               Description
         -------                              -----------

             3(a)                   Registrant's Restated Articles of
                                    Incorporation

             3(b)                   Registrant's Bylaws

            10                      Administration Agreement between
                                    Registrant and
                                    American Guaranty Insurance Company

            22                      Subsidiaries of Registrant

            99                      Registrant's financial statements

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            YADKIN VALLEY COMPANY



Date: April    29   , 1998                  By:    /s/ David S. Perry
                                                  -------------------------
                                                  David S. Perry, President



                                 EXHIBIT INDEX


Exhibit                                                                                        Sequential
Number                        Description                                                     Page Number
------                        -----------                                                     -----------


   3(a)           Registrant's Restated Articles of Incorporation                           14



   3(b)           Registrant's Bylaws                                                       16



  10              Administration Agreement between Registrant and
                  American Guaranty Insurance Company                                       25



  22              Subsidiaries of Registrant                                                28



  99              Registrant's consolidated financial statements                            29


